UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70175

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vision 4 Fund Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9260 E. Raintree Drive Suite 100
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Portwood	404-317-4781	bill.portwood@v4fd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vision 4 Fund Distributors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID WALTERS NOTARY EXPIRES GEORGIA May 30, 2027 PUBLIC CHEROKEE COUNTY

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VISION 4 FUND DISTRIBUTORS, LLC

Financial Statements and Supplementary Information

January 1, 2024 through December 31, 2024

VISION 4 FUND DISTRIBUTORS, LLC
TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vision 4 Fund Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vision 4 Fund Distributors, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, cash flows, and changes in liabilities subordinated to claims of creditors for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vision 4 Fund Distributors, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vision 4 Fund Distributors, LLC's management. Our responsibility is to express an opinion on Vision 4 Fund Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vision 4 Fund Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Vision 4 Fund Distributors, LLC's financial statements. The supplemental information is the responsibility of Vision 4 Fund Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Vision 4 Fund Distributors, LLC's auditor since 2019.
Walnut Creek, California
March 3, 2025

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash and Cash Equivalents	$	489,994
Accounts Receivables	$	287,002
Due from Related Party	$	23,870
Total Current Assets	$	800,866
TOTAL ASSETS	**$**	**800,866**
LIABILITIES & MEMBERS' EQUITY		
Current Liabilities:		
Credit Card Payable	$	654
Accounts Payable	$	28,476
Total Current Liabilities	$	29,130
Members' Equity		
Retained Earnings	$	771,736
Total Members' Equity	$	771,736
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**800,866**

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenue:		
Wholesaling and Referral Income	$	3,489,638
Interest		2,555
Total Revenue		3,492,193
Operating Expenses:		
Bad Debt Expense		18,362
Bank & Credit Card Fees		1,121
Charitable Contributions & Gifts		15,205
Dues and Subscriptions		30,841
Employee Compensation & Benefits		1,865,940
Insurance		274,975
Interest		4,185
Office Expenses		1,519
Professional Fees		358,622
Promotion, Travel, Meals, & Entertainment		186,842
Regulatory Fees		25,843
Reimbursable Expenses		24,871
Rent		26,119
Technology		69,260
Taxes & Penalties		1,690
Total Operating Expenses		2,905,395
Operating Income		586,798
Income Tax Expense		27,731
Total Net Income	$	559,067

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Capital Contributions	Retained Earnings	Total Member's Equity
Balance at December 31, 2023	$ -	$ 212,669	$ 212,669
Member Distributions	$ -	$ -	$ -
Net Income	$ -	$ 559,067	$ 559,067
Balance at December 31, 2024	$ -	$ 771,736	$ 771,736

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:		
Net Income (Loss)	$	559,067
Adjustments to reconcile net loss to net cash used for operating activities:		
(Increase) Decrease In:		
Accounts Receivables	$	(181,547)
Due from Related Party	$	-
Increase (Decrease) In:		
Accrued Expenses	$	(104,159)
Net cash provided by (used in) operating activities	$	273,361
Cash flows from financing activities		
Retained Earnings Adjustment	$	(100)
Net cash provided by (used in) financing activities	$	(100)
Net increase (decrease) in cash	$	273,261
Cash as of December 31, 2023	$	216,733
Cash as of December 31, 2024	$	489,994
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest expense	$	4,185
Income taxes	$	-

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2024

The Company did not and has not had any subordinated liabilities.

Vision 4 Fund Distributors, LLC
Notes to Financial Statements
December 31, 2024

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Vision 4 Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Vision 4 Fund Distributors, LLC is a limited liability company organized under the laws of the State of Delaware.

The Company is approved to conduct business in the wholesaling of securities and providing referral activities. The Company does not execute or clear securities transactions nor maintains any customer accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

Basis of Accounting
The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the year ending December 31, 2024, the Company has maintained six bank accounts and has no investments in securities.

Accounts Receivable
Accounts receivable represents amounts that have been earned and have been billed to clients in accordance with the term of the Company's engagement letters with respective clients that have not yet been collected. As of December 31, 2024, the Company considered 100% of the receivables to be collectible, therefore no allowance was necessary.

Revenue
For the year ended December 31, 2024, the Company posted $559,067 in net income. The Company has earned $3,489,638 in revenue from wholesaling and referral activities and an additional $2,555 in interest revenue. For wholesaling and referral income, the Company predominantly markets mutual funds registered under the Investment Company Act of 1940 to financial institutions and their agents on behalf of registered investment advisers who serve as investment advisers to the mutual funds marketed. In return for services, the Company receives as revenue commissions, a percentage of assets of the mutual fund(s) and/or a percentage of the amount cumulatively raised by other financial institutions. The commission income is earned over time and recognized at the end of each month after mutual funds have been traded and managed. The Company did not receive fees for services not yet provided and consequently has no deferred revenue at year end.

Expenses
For the year ended December 31, 2024, the Company has posted $2,933,126 in total expenses. Primary contributors to expenses include employee compensation and benefits; travel and meals; technology expenditures, and professional fees.

Income Taxes
The firm elected in 2018, pursuant to the filing of a Form 8832 with the Internal Revenue Service, to be taxed as a corporation for federal income tax purposes. No federal income tax payments were made.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. Due to losses over the past two years, the Company has earned a deferred tax asset; however, it is uncertain whether such asset will be realized, as such no deferred tax asset has been recorded on the financial statements.

Note 2 – Related Party Transactions – Expense Sharing Agreement

The Company entered into an expense sharing agreement with ResQ Investment Partners, LLC for the allocation of expenses. ResQ Investment Partners, LLC is a registered investment adviser that has common ownership and control that shares some expenses with the Company. The current expense sharing agreement, dated August 15, 2022 requires reimbursement of expenses between the Company and ResQ Investment Partners, LLC for expenses incurred by the other party for which both parties share in such services and/or assets. The Company reimburses ResQ Investment Partners, LLC at fifty percent (50%) of costs for internet expenses and fees associated with the administration of the 401k plan. ResQ Investment Partners, LLC reimburses the Company for actual costs incurred by the Company pertaining to employees of ResQ Investment Partners, LLC relating to medical, dental, and vision insurance; cybersecurity expenses associated with dedicated ResQ Investment Partners, LLC computers; and for any employee contributions and employer matches/contributions to 401k plans paid by the Company on behalf of ResQ Investment Partners, LLC employees. At December 31, 2024, ResQ Investment Partners, LLC owed the Company $23,870 for incurred ResQ expenses that the Company paid for in prior years.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $454,822, which was $449,822 in excess of its aggregate indebtedness net capital requirement of $5,000. The Company's aggregate indebtedness requirement is $1,942.

Note 4 – Concentrations of Credit Risk And Other Business Concentrations

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2024 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2024, the Company maintained one account whose balance of $302,084 was in excess of the $250,000 in insurance coverage.

Note 5 –Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2024 through the date of the report of independent registered public accounting firm. There are no such events to recognize or report.

Note 6 – Fair Value

Fair value is the price that would be used to sell an asset in an orderly transaction between market participants at the measurement date. Assets recorded at fair value are categorized upon the level of judgment associated with the observable interest to measure their value. All of the Company's securities are measured as level one inputs which are unadjusted quoted prices in active markets for identical assets. There were no transfers of investment assets between fair value level categories during the year. The Company has $302,084 of funds held in a money market fund (level one investment).

Note 7 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Operations presents the segment revenue and expenses for the year ending December 31, 2024.

VISION 4 FUND DISTRIBUTORS, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2024

Net Capital		
Total Members' Equity	$	771,736
Less: Non-Allowable Assets	$	310,872
Net Capital Before Haircuts	$	460,864
Less: Securities Haircut	$	6,042
Net Capital	$	454,822
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	1,942
Minimum Dollar Net Capital Requirement	$	5,000
	$	5,000
Net Capital Required		
Excess Net Capital		
	$	449,822
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	29,130
Percent of Aggregate Indebtedness to Net Capital		6.40%
Reconciliation with FOCUS Report		
Net Capital Computation	$	454,822
FOCUS llA Net Capital Computation	$	454,822
Difference	$	-

There was no material difference between the audited financial statements and the FOCUS Report as of December 31, 2024.

VISION 4 FUND DISTRIBUTORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vision 4 Fund Distributors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vision 4 Fund Distributors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Company represents that it provides wholesaling services to managers and issuers of securities, It does not engage in activities that would otherwise preclude reliance on Footnote 74; and the Company does not, and will not, hold customer funds or securities, carry customer accounts, and did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry PAB accounts (as defined in Rule 15c3-3), the Company has complied with Footnote 74 throughout the most recent fiscal year without exception.

Vision 4 Fund Distributors, LLC's management is responsible for compliance with the Footnote 74 provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vision 4 Fund Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 3, 2025

VISION 4 FUND DISTRIBUTORS, LLC
SEC RULE 15c3-3 EXEMPTION

Vision 4 Fund Distributors, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company is not claiming an exemption under paragraph(k) of 17 C.F.R. §240.15c3-3.
- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-30073 adopting amendments to 17 C.F.R. §240.17a-5.
- The Company represents that it provides wholesaling services to managers and issuers of securities. It does not engage in activities that would otherwise preclude reliance on Footnote 74.
- The Company does not, and will not, hold customer funds or securities, carry customer accounts, and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not hold carry customer accounts of or for customers; and did not carry PAB accounts (as defined in SEC Rule 15c3-3).
- The Company has complied with Footnote 74 throughout the most recent fiscal year without exception.

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]

William B. Portwood
CFO

2-20-25
Date